UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)*


                           VAN DER MOOLEN HOLDING N.V.
         ---------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    N9118R139
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                 January 2, 2007
         ---------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    |_| Rule 13d-1(b)

    |X| Rule 13d-1(c)

    |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP  No. N9118R139
------------------------------------------------------------------------------
1) Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)
       RDD Family Foundation
------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group         (a) [   ]
   (See Instructions)                                       (b) [ X ]
------------------------------------------------------------------------------

3) SEC Use Only
------------------------------------------------------------------------------

4) Citizenship or Place of Organization. Principality of Liechtenstein
------------------------------------------------------------------------------

Number of Shares     5)    Sole Voting Power        0
Beneficially               ---------------------------------------------
Owned by Each        6)    Shared Voting Power      4,594,815
Reporting                  ---------------------------------------------
Person With          7)    Sole Dispositive Power   0
                            ---------------------------------------------
                     8)    Shared Dispositive Power 4,594,815
------------------------------------------------------------------------------

9) Aggregate Amount Beneficially Owned by Each Reporting Person.  4,594,815
------------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                   [   ]
------------------------------------------------------------------------------

11) Percent of Class Represented by Amount in Item 9.  9.1%
------------------------------------------------------------------------------

12) Type of Reporting Person (See Instructions). OO
------------------------------------------------------------------------------

CUSIP No. N9118R139
------------------------------------------------------------------------------
1) Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)
       Beau Chedre Limited
------------------------------------------------------------------------------

2) Check the Appropriate Box if a Member of a Group         (a) [   ]
   (See Instructions)                                       (b) [ X ]
------------------------------------------------------------------------------

3) SEC Use Only
------------------------------------------------------------------------------

4) Citizenship or Place of Organization. Malta
------------------------------------------------------------------------------

Number of Shares     5)    Sole Voting Power        0
Beneficially               ---------------------------------------------
Owned by Each        6)    Shared Voting Power      4,594,815
Reporting                  ---------------------------------------------
Person With          7)    Sole Dispositive Power   0
                           ---------------------------------------------
                     8)    Shared Dispositive Power 4,594,815
------------------------------------------------------------------------------

9) Aggregate Amount Beneficially Owned by Each Reporting Person.  4,594,815
------------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                 [   ]
------------------------------------------------------------------------------

11) Percent of Class Represented by Amount in Item 9.  9.1%
------------------------------------------------------------------------------

12) Type of Reporting Person (See Instructions). OO
------------------------------------------------------------------------------

ITEM 1.

(A) Name of Issuer.

         Van der Moolen Holding N.V.

(B) Address of Issuer's Principal Executive Office.

         Keizergracht 307
         1016 ED Amsterdam
         The Netherlands

ITEM 2.

(A) Name of Persons Filing.
(B) Address of Principal Business Office or if none, Residence.
(C) Citizenship.

         RDD Family Foundation
         Austrasse 79
         FL-9409 Vaduz
         Principality of Liechtenstein
         Liechtenstein foundation

         Beau Chedre Limited
         34 Cathedral Street
         Sliema SLM 06
         Malta
         Malta limited liability company

(D) Title of Class of Securities.

         Common shares

(E) CUSIP Number.

         N9118R139

ITEM 3. If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      ___ Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o).

(b)      ___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)      ___ Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c).

(d)      ___ Investment company registered under section 8 of the Investment
             Company Act of 1940 (15 U.S.C. 80a-8).

(e)      ___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)      ___ An employee benefit plan or endowment fund in accordance with
             240.13d-1(b)(1)(ii)(F).

(g)      ___ A parent holding company or control person in accordance with
             240.13d-1(b)(1)(ii)(G)

(h)      ___ A savings association as defined in section 3(b) of the Federal
             Deposit Insurance Act (12 U.S.C. 1813).

(i)      ___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)      ___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned:        4,594,815

     (b)   Percent of class:  9.1%

     (c)   Number of shares as to which the person has:

             (i)  Sole power to vote or to direct the vote: 0

            (ii)  Shared power to vote or to direct the vote: 4,594,815

           (iii)  Sole power to dispose or to direct the disposition of: 0

            (iv)  Shared power to dispose or to direct the disposition of:
                  4,594,815

ITEM 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

     Various persons, as beneficiaries of the RDD Family Foundation, have the right to receive from Beau Chedre Limited dividends from, or the proceeds from the sale of, the common shares of the issuer. To the knowledge of Beau Chedre Limited and the RDD Family Foundation, no one such person's interest in the common shares of the issuer is more than five percent of the total outstanding common shares of the issuer.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable. Beau Chedre Limited is the record shareholder of the common shares the subject of this filing. Beau Chedre Limited is wholly owned by the RDD Family Foundation, a Liechtenstein foundation.

ITEM 8. Identification and Classification of Members of the Group

     Not applicable

ITEM 9. Notice of Dissolution of Group

     Not applicable

ITEM 10. Certification.

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2007



RDD FAMILY FOUNDATION                      BEAU CHEDRE LIMITED

By:  /s/ Cees Jan Quirijns                 By: TRICOR CORPORATE SERVICES LTD,
     --------------------------------          its Director
     Name:  Cees Jan Quirijns
     Title:  Director
                                               By:  DECAGON MANAGEMENT LTD.,
                                                    its Director

                                                    By: /s/ Maria Carmela Borg
                                                        ------------------------
                                                        Name: Maria Carmela Borg
                                                        Title: Director

                             Joint Filing Agreement

RDD Family Foundation and Beau Chedre Limited each hereby agrees, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, that the Statement on Schedule 13G filed herewith relating to the common shares, par value EUR 0.08 per share, of Van der Moolen Holding N.V. is, and will be, filed jointly on behalf of each such person.




Dated:   February 12, 2007


RDD FAMILY FOUNDATION                      BEAU CHEDRE LIMITED

By:  /s/ Cees Jan Quirijns                 By: TRICOR CORPORATE SERVICES LTD,
     --------------------------------          its Director
     Name:  Cees Jan Quirijns
     Title:  Director
                                               By:  DECAGON MANAGEMENT LTD.,
                                                    its Director

                                                    By: /s/ Maria Carmela Borg
                                                        ------------------------
                                                        Name: Maria Carmela Borg
                                                        Title: Director





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